Exhibit 99.9

Regulatory DataCorp, Inc. Joins NICE Actimize’s X-Sight Marketplace,
the Industry’s First Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, RDC will offer capabilities for customer and third party risk screening and monitoring

Hoboken, N.J., August 15, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in autonomous financial crime management, today announced that Regulatory Data Corp, Inc. (RDC), has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

RDC, the Smarter ScreeningTM company, delivers powerful, decision-ready intelligence and world-class risk and compliance protection, allowing organizations to identify banned/suspect entities, strengthen fraud protection, ensure regulatory compliance, manage supply and distribution risk, and protect their brand equity. With the world’s largest risk-relevant database of sanctions & watchlists, PEPs and Adverse Media risk profiles, RDC offers the NICE Actimize marketplace community best-in-class AML/KYC/KY3P compliance solutions for their customer, third party onboarding and ongoing risk monitoring processes.

RDC, in partnering with NICE Actimize’s X-Sight Marketplace ecosystem, was selected for its ability to complement financial crime and compliance solutions. RDC, as a software and service provider, is available now to the NICE Actimize community. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“RDC values this partnership with NICE Actimize as we both bring innovation and business value to financial services organizations looking for a faster selection and assessment process that innovate and bolster their financial crime operations,” said Tom Walsh, CEO, RDC. “There is strong alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community and the solutions RDC provides to its customers. We look forward to building our presence on this innovative community platform.”

“We are excited that RDC, who shares our common goal of fighting financial crime through the benefits of a Marketplace ecosytem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a Cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About RDC
Regulatory DataCorp, Inc., (RDC), the Smarter ScreeningTM company, prevents criminal infiltration of the world’s financial systems by delivering automated, intelligent customer screening and decision-ready intelligence. RDC supports more than 35,000 compliance professionals across more than 100 countries in strengthening their KYC/AML, fraud and Politically Exposed Persons (PEPs) protection, ensuring sanctions and watchlist compliance, protecting their brand and reputation and managing supply chain and vendor risks. Founded by 20 of the world’s leading financial institutions, today RDC is a Vista Equity Partners portfolio company. Learn more about RDC by emailing info@rdc.com or visiting www.rdc.com.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.